26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

September 7, 2018

VIA EDGAR

Kim McManus, Senior Counsel

Rahul K. Patel, Staff Attorney

William Demarest, Staff Accountant

Shannon Sobotka, Staff Accountant

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Studio City International Holdings Limited

Registration Statement on Form F-1

CIK No. 0001713334

Dear Ms. McManus, Mr. Patel, Mr. Demarest, Ms. Sobotka:

Studio City International Holdings Limited (the “Company”), a foreign private issuer incorporated under the laws of the British Virgin Islands, publicly filed its registration statement on Form F-1 (the “Registration Statement”) as well as certain exhibits thereto via EDGAR to the Securities and Exchange Commission (the “Commission”) today. To facilitate your review, the Company is delivering to the staff of the Commission (the “Staff”) via hand delivery five courtesy copies of this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 31, 2018 and the Registration Statement, marked to show changes to the draft registration statement that was confidentially submitted to the Commission on July 17, 2018, relating to a proposed initial public offering of the American Depositary Shares, representing the Company’s Class A ordinary shares.

The Company respectfully advises the Staff that it plans to file another amendment to the Registration Statement containing the preliminary prospectus with the estimated offering size and price range on or around September 25, 2018, and to commence the roadshow for the proposed offering no earlier than 15 days after the date hereof. The Company would very much appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering. In accordance with the Jumpstart Our Business Startups Act, the Company is filing publicly all draft registration statements confidentially submitted to the Commission previously.

PARTNERS: Pierre-Luc Arsenault3 | Lai Yi Chau | David G. Couper7 | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Damian C. Jacobs6 | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Nicholas A. Norris6 | Derek K.W. Poon3,6 | Paul S. Quinn | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Susan S.X. Wang | Li Chien Wong | Wanda T.K. Woo | David Yun6 | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS: Daniel J. Abercromby6 | Damien Coles6 | Meng Ding3 | Daniel Dusek3 | David M. Irvine6 | Hao-Chin Jeng3 | Benjamin W. James4 | Cori A. Lable2 | Xiaoxi Lin3 | Daniel A. Margulies6 | Peng Qi3 | Wenchen Tang3 | David Zhang3 | Yue Zhang3

ADMITTED IN: 1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; 7 Queensland (Australia); # non-resident

Beijing     Boston     Chicago     Dallas     Houston     London     Los Angeles     Munich     New York     Palo Alto     San Francisco     Shanghai     Washington, D.C.

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

September 7, 2018

The Company would like to respectfully advise the Staff that the redomiciling of the Company from the British Virgin Islands to the Cayman Islands will be completed prior to the completion of the proposed initial public offering as set out in the Registration Statement which has been prepared on the assumption that the redomiciling has been completed.

In response to the Staff’s comments contained in the Staff’s letter dated July 31, 2018 on the Company’s Registration Statement, we set forth the Company’s responses below. The Staff’s comments are repeated in bold and followed by the Company’s response. We have included page references to the Registration Statement where the language addressing the relevant comments appears. In addition to the amendments made in response to the Staff’s comments, the Company has updated the Registration Statement to include (i) its consolidated financial statements as of June 30, 2018 and for the six months ended June 30, 2018 and (ii) other information and data to reflect new developments since the last submission of the Registration Statement.

Prospectus Summary

Key Operating Data, page 20

1.

Please revise footnote 3 to cross-reference the related risk factor disclosure on page 25. Please also tell us what consideration you gave to highlighting this risk in your summary discussion, either to balance the presentation of revenue or as a potential challenge the company may face.

In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Registration Statement to add a cross-reference to the related risk factor. The Company also respectfully submits that as currently disclosed on page 25 of the Registration Statement, the Gaming Operator has the ability to cease the operation of VIP rolling chip tables at Studio City Casino, under certain circumstances, including by providing a 12-month advance notice on or after October 1, 2018. The Company believes that such information may be material to investors including when investors review and assess the historical operating data regarding the operation of VIP rolling chip tables as shown in the disclosure on page 20 of the Registration Statement. The Company considered this factor as well as the potential impact that such ceased operation of VIP rolling chip tables may have on the Company in highlighting the risk in the summary discussion regarding the historical operating data of the VIP rolling chip operations.

Risk Factors, page 22

2.

Please provide risk factor disclosure regarding the arbitration provision, exclusive forum provision, and waiver of any right to trial by jury contained in your participation agreement and deposit agreement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 54 and 55 of the Registration Statement.

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

September 7, 2018

Management

Board of Directors, page 166

3.	Please revise to state if any of your directors were nominated or serve based on any arrangement or understanding with major shareholders. Refer to Item 4 of Form F-1 and Item 6.A.5 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 170 of the Registration Statement.

Description of American Depositary Shares

Jurisdiction and Arbitration, page 212

4.

We note your disclosure regarding the arbitration provision contained in the participation agreement and deposit agreement. With respect to the disclosure for each agreement, please revise to: Clarify whether you intend for arbitration to be the exclusive means for resolving disputes, including any circumstances under which you may elect not to use arbitration;

a.	Describe more specifically the basis for your belief that this provision is enforceable under federal law and the laws of the State of New York;

b.	Clarify whether the provision applies to claims under the U.S. federal securities laws and whether it applies to claims other than in connection with this offering;

c.	Clarify whether purchasers of shares in a secondary transaction would be subject to the arbitration provision; and

d.

Revise to clarify that by agreeing to the arbitration provision, investors will not be deemed to waive the company or the depositary’s compliance with the federal securities laws and the rules and regulations thereunder.

With respect to the deposit agreement, the Company respectfully submits that:

(a) the parties to the deposit agreement do not intend for arbitration to be the exclusive means for resolving disputes arising from the deposit agreement. The Company has agreed with the depositary that the federal or state courts in the City of New York shall have exclusive jurisdiction to hear and determine any dispute arising from or in connection with the deposit agreement and that the depositary may, in its sole discretion, refer any claim or dispute arising from the relationship created by the deposit agreement to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association;

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

September 7, 2018

(b) the Company’s belief is based on past court decisions by New York state courts and federal courts that such courts generally respect the contractual decision of the parties to submit their disputes to arbitration and such arbitration provision is generally enforceable under federal law and the laws of the State of New York subject to certain exceptions, such as corruption, fraud or undue means;

(c) the arbitration provision in the deposit agreement is intended to apply to all claims and disputes between or involving the parties to the deposit agreement (which include holders or beneficial owners of the ADSs) arising directly or indirectly from the relationship created by the deposit agreement, including any claims under the U.S. federal securities law and claims other than in connection with this offering;

(d) purchasers of ADSs in a secondary transaction, as holders or beneficial owners of the ADSs, would also be subject to the arbitration provision in the deposit agreement with respect to any claims and disputes arising directly or indirectly from the relationship created by the deposit agreement, although the arbitration provision does not preclude ADSs purchasers in the secondary transaction from pursuing claims under federal securities laws in federal courts; and

(e) the arbitration provision in the deposit agreement is not intended to be deemed a waiver by any holder or benefical owner of ADSs of compliance by the Company or the depositary with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

With respect to the participation agreement, the Company respectfully submits that:

(a) the parties to the participation agreement intend for arbitration to be the exclusive means for resolving all disputes arising from the participation agreement subject to Section 2.5 of the participation agreement and in addition, the parties may seek injunctive relief in Hong Kong courts;

(b) the Company’s belief is based on past court decisions by New York state courts and federal courts that such courts generally respect the contractual decision of the parties to submit their disputes to arbitration and such arbitration provision is generally enforceable under federal law and the laws of the State of New York subject to certain exceptions, such as corruption, fraud or undue means; and

(c) subject to Section 2.5 of the participation agreement and the right to seek injunctive relief in Hong Kong courts, the arbitration provision is intended to apply to all claims arising out of or relating to the participation agreement including any claims under the U.S. federal securities laws and claims not in connection with this offering.

The Company respectfully submits that comments (d) and (e) are not applicable to the participation agreement because investors in the IPO are not parties to, or beneficiaries of, the participation agreement and thus are not subject to the arbitration provision contained in the participation agreement.

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

September 7, 2018

In response to the Staff’s comment, the Company has revised the disclosure on pages 54, 55, 77, 218 and 219 of the Registration Statement.

5.

We note that under the terms of the deposit agreement, each holder, beneficial owner and holder of interest in the ADRs irrevocably waives any right to a trial by jury in any lawsuit or proceeding against the company or the depositary related to the shares, the ADSs or the deposit agreement. Please tell us if this provision applies to claims under the federal securities laws, and if so, clarify that investors will not be deemed to waive the company or the depositary’s compliance with the federal securities laws and the rules and regulations thereunder. Please also describe the basis for your belief that this provision is enforceable under federal law and the laws of the State of New York.

This provision in the deposit agreement is intended to apply to any suit, action or proceeding brought by any holder or beneficial owner of, or any holder of interests in, any ADSs against the Company or the depositary directly or indirectly arising out of or relating to the Company’s Class A Ordinary Shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated herein or therein, including any claims under the U.S. federal securities laws. However, this is not intended to be deemed a waiver by any holder or beneficial owner of ADSs of compliance by us or the depositary with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

While the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court, based on past court decisions, the Company believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the federal laws and laws of the State of New York. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe this is the case with respect to the deposit agreement and the ADSs as such provision with respect to waiver of jury trial has been described in the Registration Statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 54, 55, 218 and 219 of the Registration Statement.

Note 14. Related Party Transactions, page F-47

6.

We note your response to prior comment 3. Please revise the footnotes to the tables on pages 176, F-15, and F-47 to indicate the portion of these revenues that relate to non- Studio City gaming patrons.

In response to the Staff’s comment, the Company has revised the disclosure on pages 182, F-16 and F-49 of the Registration Statement.

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

September 7, 2018

If you have any questions regarding the Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Jacqueline Wenchen Tang at jacqueline.tang@kirkland.com, +852 3761 9191 (work) or +852 6111 1576 (cell). Questions pertaining to auditing matters may be directed to the following partner at Ernst & Young: George Chan at george.chan@cn.ey.com, +86 21 2228 2272 (work) or +86 156 0181 2313 (cell). Ernst & Young is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David Zhang

Enclosures

cc:	Geoffry P. Andres, Studio City International Holdings Limited

Jacqueline Wenchen Tang, Esq., Kirkland & Ellis International LLP

George Chan, Partner, Ernst & Young

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP